UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On July 8, 2025, Vertical Aerospace Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. and William Blair & Company L.L.C., as underwriters (collectively, the “Underwriters”), pursuant to which the Company agreed to offer and sell, in an underwritten public offering in the United States (the “Offering”), $60 million of ordinary shares of the Company, par value $0.001 per share, at a public offering price of $5.00 per ordinary share. The Company has also granted the underwriters a 30-day option to purchase up to an additional $9 million of ordinary shares at the public offering price of $5.00 per ordinary share.

Attached to this Report as Exhibit 1.1 is the Underwriting Agreement.

Attached to this Report as Exhibit 5.1 is the opinion of Walkers (Cayman) LLP regarding the validity of the ordinary shares.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated July 9, 2025, announcing the pricing of the Offering.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 1.1, 5.1 and 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-287270) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information included in this Report on Form 6-K (excluding Exhibits 1.1, 5.1 and 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-284763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated July 8, 2025, by and among Vertical Aerospace Ltd., Deutsche Bank Securities Inc. and William Blair & Company L.L.C.
5.1	Opinion of Walkers (Cayman) LLP.
99.1	Press Release, dated July 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: July 9, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer